EXHIBIT 99.3: PRESS RELEASE
LDK Solar Signs Three-Year Wafer Supply Agreement
XINYU CITY, China and SUNNYVALE, Calif., October 17, 2008 — LDK Solar Co., Ltd (“LDK Solar”; NYSE: LDK), a manufacturer of multicrystalline solar wafers, today announced that it has signed a three-year “Take or Pay” contract to supply multicrystalline solar wafers to a U.S.-based leading energy solutions supplier.
Under the terms of the agreement, LDK Solar will deliver approximately 90 MW of multicrystalline silicon solar wafers over a 3-year period, commencing in 2009 and extending through 2011. As part of the agreement, the customer will supply a minimum of 300 MT of polysilicon and make a down payment representing a portion of the contract value to LDK Solar.
“This contract contributes to our strong backlog and demonstrates the continued demand that we are experiencing in the marketplace for our wafers, we are very encouraged by the emerging growth in the North America market.” stated Mr. Xiaofeng Peng, Chairman and CEO of LDK Solar.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
Safe Harbor/Forward Looking Statements
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance LDK Solar’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of LDK Solar; the ability of LDK Solar to operate as a public company; the period of time for which its current liquidity will enable LDK Solar to fund its operations; LDK Solar’s ability to protect its proprietary information; general economic and business conditions; the volatility of LDK Solar’s operating results and financial condition; LDK Solar’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about LDK Solar and the industry. These statements are based upon information available to LDK Solar’s management as of the date hereof. Actual results may differ materially from the anticipated results because of certain risks and uncertainties.
LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although LDK Solar believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801

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